UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2006            File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated April 20, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: April 28, 2006	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbol: bkm - tsx venture	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Metallurgical Advisor Appointed

Vancouver BC,  April 20, 2006:  The Company is very pleased to announce the appointment of Klaus V. Konigsmann to the Advisory Committee of the Company in the capacity of Advisor on metallurgical process design and process evaluation with respect to the development of the Morrison copper/gold porphyry deposit located 35 km north of the village of Granisle, BC.  Mr. Konigsmann’s resume has been posted on the Pacific Booker website.

The Board is also pleased to announce the appointment of Ms. Ruth Swan as interim Chief Financial Officer of the Company.  Ms. Swan worked closely with the former Chief Financial Officers of the Company and has been with the Company for 10 years.

In other business of the Company, The Board of Directors has approved employee options as proposed by the Compensation Committee. The approved options will be fixed in accordance with the Company’s stock option plan. The options will total 145,000 shares at a price of $6.20 exercisable for a period of five years.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com,

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml